Filed by Cigna Corporation
 Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Cigna Corporation
Commission File No. for Registration Statement on
 Form S-4 filed by Anthem, Inc.: 333-207218

The following questions and answers below were developed by Cigna Corporation to respond to client and advisor questions.

1.	Will Cigna continue to innovate in 2016? How?

•	Yes, especially in the areas of enabling more affordable and personalized choices for our customers. We continue to invest in innovation at a similar or higher rate than we have in previous years.
•	Cigna is successful in the marketplace because of our ability to put the customer at the center of our work and meet their needs in a caring, seamless and connected way.
•	As the company has grown over the past five years, it has been making large investments in innovative products and solutions that better serve our customers. Investment will continue in 2016.
o	We will continue to invest in delivering programs, products and service capabilities that delight our customers and clients.
o	We will continue to bring more choice and value; invest in new capabilities; and drive our outstanding capabilities to the benefit of those we serve.
o	For example, we will continue to work toward our goal to deliver 90 percent of payments through value-based arrangements and 50 percent of payments through alternative payment models by the end of 2018.
•	Customer focus has been the engine driving our innovation, and must continue if we are to expand and grow, while as an independent company or together with Anthem. Innovation for our customers, clients, and other stakeholders will continue to set us apart in the marketplace.
•	We remain confident in our ability to close this transaction in the second half of 2016; until such time as the transaction closes the Cigna team will continue our work as an independent health care leader.
•	We are working with the U.S. Department of Justice and state and international regulatory officials. We are confident that based on the facts of the deal, regulators will see how this combination benefits consumers and the broader health care system. We believe it will be approved and expect to close in the second half of 2016.
•	After the transaction is completed, innovation will continue to be a hallmark of the combined organization, strengthened through our combined resources and focus. Through this transaction, we will:
o	Expand health care choices;
o	Partner to improve quality and affordability; and
o	Accelerate investments in innovative, value-based care and personalization.

2.	We like and believe in Cigna's strategy that exists today. What will the DNA/culture of the future company be and how can we be assured the way you approach your business strategy will continue?

•	Both companies recognize that a strong customer-focused culture is vital to the success of the new business. Cigna and Anthem both share a visible and deep dedication to innovation, customer service, and member health improvement. These are the true drivers of our ability to deliver higher quality, affordable care to consumers—and we will take a careful and deliberate approach to integrating the best aspects of both companies' cultures.
•	The combined company will harness the strengths of each into a new company that will have its own culture, where motivated and engaged employees seek to better serve our clients and customers.
•	Cigna brings to the transaction our strong focus on affordability and personalization by leveraging insights to deliver valued experiences, reinforced by products and services that meet the needs of various customer segments.
o	We truly believe that Anthem values our strengths – which is why we are excited about the combination.
•	Current CEO David Cordani will serve as President and COO of the combined company, and will have direct responsibility for its main operating units. He will bring to that role Cigna's strong beliefs and behaviors, including:
o	An engaged workforce that will be the engine to help us thrive during change;
o	A focus on advancing customer voice and engagement;
o	An ability to innovate in critical areas; and
o	An ability to drive value through combinations and partnerships.

3.    Is this really a combination or is Cigna being acquired?

•	Anthem and Cigna are coming together to create a model of customer-driven innovations, local partnerships, and engaged employees to continue to build strong relationships and solutions that meet the needs of our clients, customers, and communities.
•	The legal form of this combination is an acquisition, with Cigna shareholders owning approximately one-third of the new company, and approximately one-third of the Board of Directors coming from Cigna's current Board.
•	Leadership of both companies view the transaction as the merging of a complementary combination of capabilities.
•	Cigna proactively sought the combination with Anthem because we believe it will accelerate our strategy and enable us to better serve our customers in a broader manner.
•	Current CEO David Cordani will serve as President and COO of the combined company, and will have direct responsibility for its main business operating units.
•	We each have a shared history of prioritizing affordability and quality, and a clear commitment to investing in innovation; both companies have a history of successful mergers which have created greater choice, quality and value for customers and employers.

4.	How is Cigna preparing for 2017 and beyond if the Anthem deal doesn't go through? Is it just status quo, can Cigna be a leading health services company in the future to be a market leader?

•	We are confident that based on the facts of the deal, it will be approved.
o	We are working actively with the Department of Justice and state and international officials in what will be a rigorous antitrust review, which is appropriate.
o	We continue to have a set of global growth businesses and feel confident in our strategy. Combining with Anthem is an accelerant of our strategy, not a fundamental shift.

•	We continue to act and plan as an independent company and are highly confident in our ability to continue to compete effectively on an independent basis.
•	Cigna has had industry-leading growth over the last five years and has doubled in size. We have deep relevancy in many markets such that delivery system partners are willing and desirous of partnering with us, especially given our capabilities and approach. The transaction will accelerate our strategy and bring the innovative customer solutions and value-based provider arrangements we offer to a broader marketplace.
•	Our combination will create more choice, innovation and engagement, with aligned incentives for buyers and providers in target areas.
•	Cigna views the transaction as a complementary combination of capabilities. For example:
o	Cigna offers broad health and wellness engagement solutions, transparent funding mechanisms, and a global reach for our solutions, be they health, disability, or other option, and breadth of specialty capabilities and global solutions.
o	Anthem, on the other hand, offers deep local health care solutions and market leading Medicaid services.
o	Together – we will be able to bring a variety affordable, personalized and quality products to a wide range of clients and customers.

5.	Network strategy: Anthem hasn't historically been focused on V2V activities, how will that play into your continued expansion of your CACs and delivery system strategy?

•	We believe that the combination of Anthem and Cigna, with our complementary product and geographic focuses, will strengthen both companies' capabilities and enhance our ability to meet the needs of customers in more geographies, through more phases of their lives.
•	More than $50 billion (53 percent) of Anthem's total health care reimbursement is tied to quality and value-based reimbursement.
•	Cigna has set a goal to deliver 90 percent of payments through value-based arrangements and 50 percent of payments through alternative payment models by the end of 2018, primarily through its Cigna Collaborative Care (CCC) initiative.
•	In that context, we believe the new company will accelerate the transition to value-based services, and expand consumer choice, quality and affordability. From a total medical cost standpoint, the new company will benefit from both Cigna's and Anthem's efforts to optimize value and quality, resulting in what we believe will be "best in class" options across all platforms.
•	This supports a more sustainable health care system.

6.	Network specifics: What will the future network options look like and how should we contemplate the potential value of it?

•	Cigna and Anthem continue to be separate and independent companies, so Cigna remains a standalone competitor until closing. Cigna will continue to look to drive more choice and affordability to the market each year and that drive will only increase as part of the new combined company.
•	Our proposal is, and your analysis should be, based solely on Cigna's standalone capabilities.
•	You've asked for our thoughts about the combined company and the potential network structure.
•	You should expect the new company to offer the same or better network choices, service, economics and care programs that you receive today.
o	From a network and total medical cost standpoint, the new company will benefit from both Cigna's and Anthem's efforts to optimize the value and quality of their networks, resulting in what we believe will be "best in class" options across all platforms.

o	We would expect that Cigna customers will have access to enhanced, more affordable network options in Anthem's 14 primarily commercial states within the first years post close. We also expect that Cigna clients will have the choice to remain on Cigna's platform and benefit from the best capabilities of the two companies, including Cigna's specialty and health advocacy programs if they so choose.
•	This work will undoubtedly take a couple of years to complete; however, we expect that, as a result of the combination, total medical cost will be reduced over time as we drive operational effectiveness.
•	Anthem is licensed "Blue" in 14 primarily commercial states with 33 million medical members. They are strong in the fully insured marketplace, offer Medicaid in 19 states and Medicare Advantage in 20 states.
•	We believe that expanded choice means more buying options. The combined company will have the ability to serve more buying groups across new geographies, with a global network.
o	We believe the proposed combined company will result in more "product" choices for employers across more states with Cigna's overlay of value-based approaches in all 14 Anthem states and our continued innovation outside those 14 states.
o	We believe the combination also would enhance individual coverage with more robust solutions in more local markets, including coverage of individuals on public exchanges.
o	Additionally we believe the combination will better serve and drive expanded choice for the underserved population, including those in public programs and the individuals who receive coverage through Medicare Advantage, Medicaid and for those dually-eligible for both programs.
•	Our working tenet is that the Blue brand will be a highly attractive option for customers in Anthem's 14 primarily commercial markets; Cigna will continue as an option nationally and especially for customers outside the 14 states. We believe all customers will benefit from the best capabilities of the two companies, including Cigna's specialty offerings if they so choose.
o	This means that, if a client's business is headquartered in one of the states other than Anthem's 14 commercial states, the primary network remains Cigna, although we anticipate as good or better networks within the 14 Anthem commercial states and potentially in those additional states where Anthem operates a Medicaid plan.
o	If the client is headquartered in one of Anthem's commercial 14 states, the client will continue to have a choice of blue-branded or Cigna offering, either of which may include the best capabilities of the two companies, including Cigna's specialty offerings if they so choose.
•	We intend that Cigna-branded products will continue to be offered in all marketplaces including the 14 Anthem commercial states, and buyers will have more choice in those marketplaces.
•	We believe this will offer the best of our combined network choices: the breadth, the depth, and the specialty wellness solutions with aligned incentives for consumers, employers, and providers.
•	It also provides more choice for expatriates who will be able to access 24/7 global expertise with regional and local specific solutions and services in marketplaces around the world.

7.	Network: Which contractual paper will our HCP contracts be on? Will that differ by state (36 versus 14)?

•	The companies have established an integration planning process, and as we move down this path we'll continue to share updates with you in a transparent way.

8.	Branding: For employers headquartered in one of the 14 Anthem states, will the Cigna brand go away? Will there be an option or value for an employer to remain under a Cigna brand?

•	We expect that the Cigna brand will continue not only outside Anthem's 14 primarily commercial states, but within them. How exactly the brand is expressed in those markets will be determined over time. As the integration planning teams study how operations will move forward, there will be future communications on this topic.

9.	Service strategy: Cigna has 24x7, Anthem does not. Will the new entity keep the commitment and strategy Cigna has around 24x7 service?

•	You should expect the new company to offer the same or better service, network choices, economics and care programs that you receive today.
•	The companies have established an integration planning process, and as we move down this path we'll continue to share updates with you in a transparent way.
•	At this time, we do not intend to end the existing 24x7 service for our customers on Cigna plans.

10.	Under what timeline are administrative/system combinations being contemplated?

•	The two companies are early in the regulatory review process and operational details remain to be determined. A key strategic pillar of the proposed Anthem/Cigna combination is a commitment to improving the consumer experience through integrated, flexible, localized solutions and services and increased investment in consumer health engagement.
•	The companies have established an integration planning process, and as we move down this path we'll continue to share updates with you in a transparent way.

11.	What's being done to avoid system/service challenges that other similar large combinations have encountered?

•	We do not expect that there will be any immediate changes to existing policies, technology platforms, or other systems upon deal closing.
•	A key strategic pillar of the proposed Anthem/Cigna combination is a commitment to improving the consumer experience through integrated, flexible, localized solutions and services and increased investment in consumer health engagement. The companies have established an integration planning process, and as we move down this path we'll continue to share updates with you in a transparent way.

12.	If a Cigna client is in an Anthem state, will they be converted to Anthem's administrative processes and systems?

•	We do not expect that there will be any immediate changes to existing policies, technology platforms, or other systems upon deal closing.
•	The integration is designed to proceed in a thoughtful and appropriate way to minimize disruption for our customers and members.
•	We expect to offer more choice, rather than less, and intend always to provide options for our clients and customers from which to choose.
•	Over time we expect to offer new products and capabilities that may or may not have "platform" implications – but we will provide those choices to our clients and customers in a transparent way that is no different than if we were to continue absent the transaction.

13.	We have both Anthem and Cigna. Will there be continued choice between Anthem and Cigna (brand and network) – and would there be value in continuing to offer options in this way to our employees? Or will this be brought together under one brand, network, strategy, etc.?

•	Cigna and Anthem continue to be separate and independent companies, so Cigna remains a standalone competitor until closing. Our proposal is, and your analysis should be, based solely on Cigna's standalone capabilities.
•	You've asked for our thoughts about the combined company and the potential network structure. It's too early in the integration planning process to project the structure of the combination.
•	We would expect that Cigna clients will have the choice to remain on Cigna's and/or Anthem's platform and continue to benefit from both companies' capabilities, including Cigna's specialty and health advocacy programs.
•	From a network and total medical cost standpoint, the new company will benefit from both Cigna's and Anthem's efforts to optimize the value and quality of their networks, which we believe will result in "best in class" options across all platforms.
•	This work will undoubtedly take a few years to complete; however, we expect that, as a result of the combination, we will be better positioned to improve affordability as we drive operational effectiveness and partner with providers to transition to value-based payment arrangements.

14.	Why should I put my multistate business with Cigna when you are either going to turn it around and make it a Blue business or not be able to support it because of Anthem's 14 state restrictions? Or, the commercial business outside of the 14 states won't exist?

•	Our proposal is, and your analysis should be, based solely on Cigna's standalone capabilities. You've asked for our thoughts about the combined company.
•	We believe the new company will offer the same or better network choices, service, economics, and care programs that you receive today.
•	The goal is to provide access to enhanced, more affordable network options in Anthem's 14 primarily commercial states within the first year post close.
•	We are excited about strengthening our choices in the 14 states, and continue to be dedicated to growing our businesses outside the 14 states.
o	We intend that Cigna-branded products will continue to be offered in all marketplaces including Anthem's 14 primarily commercial states, and buyers will have more choice in those marketplaces.
o	How exactly the brand is expressed in those markets will be determined over time. As the integration planning teams study how operations will move forward, there will be future communications on this topic.
•	Post-close we believe that the Blue brand will be a highly attractive option for customers in Anthem's 14 primarily commercial states; Cigna will continue as an option nationally and especially for customers outside the 14 states.
•	We believe customers will benefit from the best capabilities of the two companies, including Cigna's specialty offerings if they so choose.
•	This offers the best of our combined network choices: the breadth, the depth, and the specialty wellness solutions with aligned incentives for consumers, employers, and providers.
•	As we would do running our own business, we will continue look to drive more choice and affordability to the market each year and that drive will only increase as part of the combined Anthem/Cigna company.
•	We expect that the combined Anthem/Cigna company will have a vibrant set of growth businesses outside the 14 Anthem states in the Specialty, Group, Seniors and Commercial businesses.

15.	How will we be serviced going forward? If we are a Cigna client in one of the 14 Anthem states, will we be converted to an Anthem brand and an Anthem service team?

•	While we always look for ways to enhance our service to clients and customers, no changes at the account level are planned at this time.
•	The companies have established an integration planning process, and as we move down this path we'll continue to share updates with you in a transparent way.
•	We expect that the Cigna brand will continue not only outside Anthem's 14 primarily commercial states, but within them. As the integration planning teams study how operations will move forward, there will be future communications on this topic.
•	We do not anticipate wholesale changes of Cigna client's account management teams, nor do we expect Cigna clients will need to change systems. We do expect most clients to benefit from greater choice, higher quality, increased affordability and an accelerated shift to value-driven provider relationships as the two companies come together.

16.	Will you have to fire a lot of people to make this deal work?

•	As we consolidate companies, there clearly will be overlaps of certain functions/roles which we will handle in a professional manner no differently than we have in similar situations.
•	The ultimate value of this combination is not measured in headcount reduction, but rather enabling growth anchored in driving better affordability, more quality and increased choice – accelerating the evolution to a more sustainable health care system for public payers, employers and individuals.
•	As a standalone company, Cigna has spent several billion dollars over the last 5 years in the area of new market capabilities to support our growth agenda.
•	We expect to continue to invest at that level and more over the next five years to bring even more capabilities to the market.

17.
If I am a multisite employer with employees in an Anthem 14 and in the other 36 states, what will my employees see in terms of an ID card?  What will their doctors see and be instructed to do?  Will my employee population have both Cigna and Anthem (Blue) branded ID cards/products?

•	The integration planning teams are in the early stages of determining how the combined Cigna/Anthem company and existing branded networks and products will operate, and we will share more as we work through these details.
•	What we can share today is that a key strategic pillar of the proposed Anthem/Cigna combination is a commitment to improving the consumer experience through integrated, flexible, localized solutions and services and increased investment in consumer health engagement.
•	We would not envision a multisite employer needing to use multi-branded ID cards or products. Depending upon the employer's choice of network configuration, the brand would either be Cigna or Anthem (Blue) across all locations.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction, Anthem has filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including Amendment No. 1 thereto, containing a preliminary joint proxy statement of Anthem and Cigna that also constitutes a preliminary prospectus of Anthem. The registration statement was declared effective by the SEC on October 26, 2015. Each of Anthem and Cigna commenced mailing a definitive joint proxy statement/prospectus to its shareholders on or about October 28, 2015. This communication is not a substitute for the registration statement, definitive joint proxy statement/prospectus or any other document that Anthem and/or Cigna have filed or may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the definitive joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by Cigna or Anthem with the SEC may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus from Cigna by going to its investor relations page on its corporate web site at www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 and from Anthem by going to its investor relations page on its corporate web site at www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This communication, and oral statements made with respect to information contained in this communication, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on Cigna's current expectations and projections about future trends, events and uncertainties. These statements are not historical facts. Forward-looking statements may include, among others, statements regarding the proposed merger between Cigna and Anthem; our beliefs relating to value creation as a result of a potential combination with Anthem; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cigna's and Anthem's future beliefs, expectations, plans, intentions, financial condition or performance. You may identify forward-looking statements by the use of words such as "believe", "expect", "plan", "intend", "anticipate", "estimate", "predict", "potential", "may", "should", "will" or other words or expressions of similar meaning, although not all forward-looking statements contain such terms.
Forward-looking statements are subject to risks and uncertainties, both known and unknown, that could cause actual results to differ materially from those expressed or implied in forward-looking statements. Such risks and uncertainties include, but are not limited to the timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of Cigna and Anthem will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; our ability to achieve our financial, strategic and operational plans or initiatives; our ability to predict and manage medical costs and price effectively and develop and maintain good relationships with physicians, hospitals and other health care providers; our ability to identify potential strategic acquisitions or transactions and realize the expected benefits of such transactions; the substantial level of government regulation over our business and the potential effects of new laws or regulations, or changes in existing laws or regulations; the outcome of litigation, regulatory audits, investigations and actions and/or guaranty fund assessments; uncertainties surrounding participation in government-sponsored programs such as Medicare; the effectiveness and security of our information technology and other business systems; and unfavorable industry, economic or political conditions, as well as more specific risks and uncertainties.  Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.cigna.com or by contacting Cigna's investor relations department at 215-761-4198 as well as on Anthem's most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K available on the Investor Relations section of www.antheminc.com or by contacting Anthem's investor relations department at 317-488-6181. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify. Cigna undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.